Mail Stop 6010

September 10, 2007

Corporation Service Company
As Agent for TopSpin Medical, Inc.
2711 Centerville Road, Suite 400
Wilmington, DE 19808

>   Re: **TopSpin Medical, Inc.**
>   **Amendment No. 3 to Registration Statement on Form SB-2**
>   **Filed September 7, 2007**
>   **File No. 333-144472**

Dear Sir/Madam:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1. Please expand your response to prior comment 1 to clarify how you will ensure that all purchasers of warrants from a selling security holder in this registered offering will be eligible to participate in an unregistered offering pursuant to Section 4(2) in connection with the purchase from you of common shares upon exercise of the warrants. Otherwise please revise to clarify that you may use the registration statement in connection with your offer and sale of shares issuable upon exercise of the warrants by investors who purchase the warrants from the selling security holders in this registered offering.

Notices regarding the Series A Warrants and Convertible Bonds, page 12

2. Please refer to prior comment 2. Please confirm to us whether the phrase "unless otherwise herein expressly provided" in section 10.06 of exhibit 4.2 means that the specific terms of section 7(d) in exhibit 4.1 override your general obligation to send notices in English if the events mentioned in section 7(d) occur.

Selling Security Holders, page 96

3. We note your response to prior comment 7. With a view toward disclosure, please provide us your analysis of the materiality of the risk that the Commission or a private plaintiff might disagree with your conclusions regarding whether the offering is appropriately made under Rule 415, including an analysis of the magnitude of your potential liability. In this regard, we remind you of the acknowledgements that you made in your acceleration request and that you should make in your updated acceleration request.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Robert Murphy, Esq.